FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP

Direct Line: 212.859.8689
Fax: (212) 859-4000
joshua.wechsler@friedfrank.com

November 28, 2023

VIA EDGAR

Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Grupo Televisa, S.A.B.
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 28, 2023
File No. 001-12610

Ladies and Gentlemen:

This letter sets forth the response of Grupo Televisa, S.A.B. (the “Company” or “Televisa”) to the comment letter, dated November 14, 2023, of the Staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Form 20-F”), that was filed with the United States Securities and Exchange Commission (the “SEC”) on April 28, 2023.

In order to facilitate your review, your numbered comments with respect to the 2022 Form 20-F are reproduced below in italics. The Company’s responses thereto are set forth immediately following the reproduced comment to which they relate. Page references in the responses below are to the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements
Note 13. Intangible Assets and Goodwill, Net, page F-50

1.
We note that the concessions acquired in business combinations have an indefinite useful life. Please tell us how your accounting complies with paragraph 94 of IAS 38, which indicates that the useful life of a reacquired right recognized as an intangible asset in a business combination is the remaining contractual period of the contract in which the right was granted and shall not include renewal periods. As part of your response, tell us when the concessions with an indefinite useful life were acquired and the remaining contractual life of these concessions at the acquisition date.

One New York Plaza, New York, New York 10004—1089
T:  +1.212.859.8000 friedfrank.com

Fried, Frank, Harris, Shriver & Jacobson LLP

November 28, 2023

Response:

The Company respectfully acknowledges the Staff’s comment. Paragraph B35 (Reacquired rights) of Appendix B Application Guide of IFRS 3 stipulates: “As part of a business combination, an acquirer may reacquire a right that it had previously granted to the acquiree to use one or more of the acquirer's recognized or unrecognized assets.” In addition, paragraph B53 states that “a pre-existing relationship may be a contract that the acquirer recognizes as a reacquired right”.

However, the Company’s telecommunications’ concessions which it acquired through business combinations relate to intangible assets which were neither previously held nor used by it and there was no pre-existing relationship of these concessions between the Company and the acquiree. As a consequence, the Company believes that paragraph 94 of IAS 38 in respect to reacquiring rights is not applicable in its case.

The Company’s telecommunications’ concessions contribute significantly to the operations and value of its business and the renewals are expected to continue. Historically, renewal of these types of concessions have been contingent upon requesting its renewal to Federal Telecommunications Institute (the “IFT”), an institute with constitutional autonomy responsible for overseeing the Mexican telecommunications industry; the timely filing of the proper paperwork for renewal, to be in compliance with the concession holder’s obligations under applicable law and regulations, and the acceptance by the concession holder of any new conditions of renewing the concession as set forth by the IFT.  Historically, the Company has renewed its telecommunications’ concessions upon expiration and generally all conditions necessary to obtain renewal have been satisfied and the cost to renew the concessions has been not significant. In the Company’s history of telecommunications’ concessions for the operations of its Cable segment, none of those concessions has ever been revoked or otherwise terminated. This classification aligns with the Company’s assessment of the expected period over which it intends to use these assets.

The telecommunications’ concessions with an indefinite useful life were acquired between 2007 and 2015 and the remaining contractual life of these concessions at the acquisition date ranged between 9 and 28 years.

2.
We note your disclosure of the discount rate and pre-tax discount rate in the key assumptions table on page F-52. Please clarify which of the rates is actually used in your value in use calculations. Also, please tell us whether the future cash flows used in your value in use calculations are on a pre-tax or post-tax basis. Refer to paragraphs 51 and 55 of IAS 36.

Fried, Frank, Harris, Shriver & Jacobson LLP

November 28, 2023

Response:

The Company respectfully acknowledges the Staff’s comment. The Company has used a post-tax discount rate and post-tax basis future cash flows for its value in use calculations. Paragraph BCZ85 of the Basis for Conclusions of IAS 36 states that discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at a pre-tax discount rate should give the same result as long as the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows.

Furthermore, to derive a discount rate that appropriately reflects the risks associated with the cash flows, the Company has used the Weighted Average Cost of Capital (WACC) formula which by its definition is a post-tax discount rate, and its decision to use it aligns with market participants’ views. According to paragraph 134(d)(v) of IAS 36, the Company disclosed in the notes to its consolidated financial statements the discount rate applied on the value in use calculations, which in the Company’s case is the post-tax discount rate. The Company has also disclosed the pre-tax discount rate in accordance with the requirements of paragraph 55 of IAS 36. Appendix A paragraph A20 of IAS 36 mentions that “Paragraph 55 requires the discount rate used to be a pre-tax rate. Therefore, when the basis used to estimate the discount rate is post-tax, that basis is adjusted to reflect a pre-tax rate”. So, by analogy with this paragraph, the Company deems that the use of a post-tax rate with post-tax cash flows is in line with the IAS 36 requirements.

Should you have any questions regarding the Company’s responses, or need additional information, please do not hesitate call me at (212) 859-8689.

Sincerely,
/s/ Joshua Wechsler
Joshua Wechsler

cc:	Chen Chen, Securities and Exchange Commission
Christine Dietz, Securities and Exchange Commission
Carlos Phillips Margain, Grupo Televisa, S.A.B.